THE UNION CENTRAL LIFE INSURANCE COMPANY
                   Cincinnati, Ohio

       PAID-UP LIFE INSURANCE BENEFIT ENDORSEMENT


BENEFIT. The benefit under this endorsement will keep your policy from lapsing when you have a large policy loan outstanding. When the conditions specified below are met you can invoke this benefit, which will provide paid-up life insurance, even if the policy would otherwise lapse if you did not invoke this benefit.

We will deduct 3.5% of the account value on the date you invoke this benefit. The amount of paid-up life insurance provided by this benefit equals 105% of the following:

     (1) the account value on the date you invoke this benefit; less
     (2) the 3.5% deduction.

On the date you invoke this benefit, the amount of paid-up life insurance provided above will become the specified amount under your policy.

After you invoke this benefit, the death benefit under your policy will be the greatest of:

     (1) the specified amount on the date of death less any outstanding balance on your policy loan(s); or
     (2) the account value on the date of death, multiplied by the appropriate value from the Federal Tax Guidelines Endorsement included with your policy less any outstanding balance on your policy loan(s); or
     (3) the loan balance on the date of death, multiplied by the appropriate value from the Federal Tax Guidelines Endorsement included with your policy less any outstanding balance on your policy loan(s).

CONDITIONS. The benefit can be invoked only if the following requirements are met:

     (1) you are age 75 or older; and
     (2) the policy is in its 11th policy year or later; and
     (3) the outstanding balance of your policy loan(s) is more than 92.5%, but less than 96% of the account value. If the outstanding balance of your policy loan(s) is greater than 96% of your account value, you can repay the portion of your loan required to bring the balance within the range of 92.5% and 96% of your account value; and
     (4) the outstanding balance of your policy loan(s) is more than the specified amount; and
     (5) the policy must have been issued under the Federal Tax Guideline Premium Test.

The following changes will apply to your policy after you invoke this benefit:

     (1) we will not allow changes in the specified amount or death benefit option; and
     (2) we will not accept any additional premium; and
     (3) we will not allow partial surrenders or additional loans; and
     (4) monthly deductions will be discontinued; and
     (5) all amounts not allocated to the loan account must be allocated to the guaranteed account.

TAXATION.  We do not warrant any tax effect from this benefit.
You should consult your personal tax adviser before invoking this benefit.

In all other respects, this policy remains unchanged.

         THE UNION CENTRAL LIFE INSURANCE COMPANY

   /s/ David F. Westerbeck            /s/ John H. Jacobs

           Secretary                        President


John Doe
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UC E-314                                       5/05